Exhibit 99.1

TD Bank Financial Group Comments On Expected Impact of
TD Banknorth Inc.’s First Quarter Earnings

TORONTO, ON May 7, 2007 - TD Bank Financial Group announced today that it expects TD Banknorth’s first quarter earnings to translate into second quarter net income for its U.S. Personal and Commercial Banking segment of CDN$23 million on a GAAP basis and CDN$62 million on an adjusted basis.

Adjusted net income for the segment this quarter is expected to exclude CDN$39 million (after tax) related to restructuring, privatization and other merger-related charges flowing from TD Banknorth.

Adjusted net income for the Corporate segment this quarter is expected to exclude a CDN$4 million (after tax) restructuring charge related to the transfer of functions from TD Bank USA to TD Banknorth.

An investor call to discuss the completion of the privatization of TD Banknorth on April 20, 2007 as well as the expected earnings impact, will be webcast live via TDBFG’s website at 11:00 a.m. ET today, May 7, 2007. The call is expected to last about 60 minutes and will feature presentations by TDBFG executives on TD Banknorth earnings and strategy, followed by a question and answer period with analysts. On the call will be Colleen Johnston, Executive Vice President & Chief Financial Officer, TDBFG, Ed Clark, President & Chief Executive Officer, TDBFG, Bharat Masrani, President & Chief Executive Officer, TD Banknorth and Stephen Boyle, Chief Financial Officer, TD Banknorth.

Presentation material referenced during the call will be available on TDBFG’s Investor Relations website at www.td.com/investor/earnings.jsp by11:00 a.m. ET. A listen-only telephone line is available at 416-644-3417 or toll free at 1-800-732-9307.

TD Bank Financial Group will release its second quarter financial results and webcast its quarterly earnings conference call live on the internet on Thursday, May 24, 2007.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$408 billion in assets, as of January 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For more information, please contact:

Neil Parmenter
Corporate Communications
416-982-4285

Tim Thompson
Investor Relations
416-982-6346